Exhibit 99.2

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED BALANCE SHEETS

($ thousands)	June 30 2008	December 31 2007
	(unaudited)	(audited)

Assets (note 8)
Current
Cash and short-term investments	1,925	13,658
Accounts receivable	66,280	36,448
Prepaid expenses and deposits	3,196	2,571
	71,401	52,677
Nova Scotia offshore term deposits (note 5)	14,559	14,559
Long term portion of lease prepayment (note 6)	1,018	1,309
Goodwill (note 4)	10,365	--
Property, plant and equipment, net (notes 4,7)	246,558	186,154
	343,901	254,699

Liabilities
Current
Accounts payable and accrued liabilities	60,012	22,230
Revolving credit facility (note 8)	35,846	17,784
Fair value of financial instruments (note 17)	1,059	--
	96,917	40,014
Convertible preferred shares (note 9)	14,178	13,571
Asset retirement obligations (note 10)	13,523	11,325
Future income taxes (note 11)	14,602	8,853
	139,220	73,763
Contingencies and commitments (note 18)

Shareholders' Equity
Share capital (note 12)	211,339	186,557
Equity portion of preferred shares (note 12)	2,320	2,320
Contributed surplus (note 12)	16,729	14,314
Deficit	(25,707)	(22,255)
	204,681	180,936
	343,901	254,699

See accompanying notes to the unaudited consolidated financial statements

On behalf of the Board,

(Signed) “Craig McKenzie”                                         (Signed) “Alex Squires”
Craig McKenzie                                                             Alex Squires
Director                                                                           Director

Canadian Superior Energy Inc.	Q2 2008 FS	Page 1

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) AND DEFICIT
For the three and six months ended June 30

	Three months ended		Six months ended
	June 30		June 30
($ thousands, except per share amounts)	2008	2007	2008	2007

Revenue
Petroleum and natural gas sales	25,514	12,120	41,660	24,876
Transportation	(211)	(158)	(425)	(316)
Royalties	(4,449)	(2,132)	(7,773)	(4,448)
	20,854	9,830	33,462	20,112
Financial instruments (note 17)
Realized losses	(479)	--	(479)	--
Unrealized losses	(263)	--	(263)	--
	20,112	9,830	32,720	20,112
Interest and other income	103	199	310	431
	20,215	10,029	33,030	20,543

Expenses
Operating	4,385	1,794	6,476	3,867
General and administrative	3,685	5,110	6,056	7,034
Stock based compensation (note 12)	1,535	732	3,130	2,521
Depletion, depreciation and accretion	10,288	6,227	18,973	12,875
Interest	876	714	1,917	1,271
Foreign exchange loss (gain)	535	(715)	(618)	(791)
Loss on abandonment (note 10)	63	--	63	--
	21,367	13,862	35,997	26,777
Loss before income taxes	(1,152)	(3,833)	(2,967)	(6,234)
Income taxes (recovery)
Current	342	--	462	--
Future income tax (recovery) (note 11)	95	(6,020)	23	(8,292)
	437	(6,020)	485	(8,292)
Net income (loss) and comprehensive income (loss)	(1,589)	2,187	(3,452)	2,058
Deficit, beginning of period	(24,118)	(12,448)	(22,255)	(12,319)
Deficit, end of period	(25,707)	(10,261)	(25,707)	(10,261)
Basic and diluted income (loss) per share (note 12)	($0.01)	$0.02	($0.02)	$0.02

See accompanying notes to the unaudited consolidated financial statements

Canadian Superior Energy Inc.	Q2 2008 FS	Page 2

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the three and six months ended June 30

	Three months ended		Six months ended
	June 30		June 30
($ thousands)	2008	2007	2008	2007

Cash provided by (used in):

Operating
Net income (loss)	(1,589)	2,187	(3,452)	2,058
Items not involving cash:
Depletion, depreciation and accretion	10,288	6,227	18,973	12,875
Stock based compensation	1,535	732	3,130	2,521
Share dividends paid on preferred shares	216	216	437	711
Accretion expense on preferred shares	103	93	205	197
Unrealized loss on financial instruments	263	--	263	--
Future income tax (recovery)	95	(6,020)	23	(8,292)
Change in the carrying cost of preferred shares	(123)	(1,184)	402	(1,349)
Loss on abandonment	63	--	63	--
Asset retirement expenditures	(128)	--	(128)	--
	10,723	2,251	19,916	8,721
Changes in non-cash working capital (note 14)	1,711	6,285	(1,599)	4,185
	12,434	8,536	18,317	12,906

Financing
Issue of common shares	615	1,058	1,851	2,129
Issue of Nova Scotia offshore term deposits	--	575	--	455
Revolving credit facility advances (repayments)	(4,940)	3,838	18,062	11,379
Changes in non-cash working capital (note 14)	342	--	506	--
	(3,983)	5.471	20,419	13,963

Investing
Exploration and development expenditures	(25,681)	(9,621)	(37,672)	(21,940)
Acquisition, net of cash and working capital acquired (note 4)	--	--	(22,565)	--
Change in non-cash working capital (note 14)	13,508	(4,327)	9,768	(742)
	(12,173)	(13,948)	(50,469)	(22,682)
Increase (decrease) in cash and short-term investments	(3,722)	59	(11,733)	4,187
Cash and short-term investments, beginning of period	5,647	11,466	13,658	7,338
Cash and short-term investments, end of period	1,925	11,525	1,925	11,525

See accompanying notes to the consolidated financial statements

Canadian Superior Energy Inc.	Q2 2008 FS	Page 3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(all tabular amounts in $ thousands, except where otherwise noted)

1.      Nature of operations
Canadian Superior Energy Inc. (“Canadian Superior” or the “Company”) is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas primarily in Western Canada and offshore Nova Scotia, Canada and Trinidad and Tobago.

2.      Summary of accounting policies
These unaudited interim consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), following the same accounting policies and methods of computation as the audited consolidated financial statements of Canadian Superior for the year ended December 31, 2007, except for new accounting policies adopted in note 3.  In these financial statements, certain disclosures that are required to be included in the notes to the December 31, 2007 audited consolidated financial statements, have been condensed or omitted.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2007.

Certain comparative amounts have been reclassified to conform to current period presentation.

3.      Adoption of new accounting policies
On January 1, 2008, the Company prospectively adopted CICA Section 1535 Capital Disclosures.  This Section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing its capital structure.  The disclosures have been included in Note 13.

On January 1, 2008, the Company prospectively adopted the following two new CICA standards: Financial Instruments - Disclosures (Section 3862) and Financial Instruments - Presentation (Section 3863), which replace Financial Instruments - Disclosure and Presentation (Section 3861).  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward former presentation requirements.

The Canadian Accounting Standards Board has adopted a strategic plan for the direction of accounting standards in Canada.  Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and the Company will be required to report according to IFRS standards for the year ended December 31, 2011.  The Company is currently assessing the impact of the convergence of Canadian GAAP with IFRS on the Company’s results of operations, financial position and disclosures.

4.      Acquisition
On March 26, 2008, Canadian Superior closed the acquisition of Seeker Petroleum Ltd. (“Seeker”), a private company for consideration of approximately $51.6 million.  The purchase was funded through the issuance of common shares of the Company and advances from the credit facility.

The acquisition was accounted for under the purchase method as follows:

Consideration
Cash	22,211
Common shares (7,651,866)	28,465
Transaction costs	887
51,563

Canadian Superior Energy Inc.	Q2 2008 FS	Page 4

4.      Acquisition (continued)

Net assets received at fair value
Cash	1,716
Working Capital	(387)
Fair value of financial instruments	(796)
Property, plant and equipment	40,953
Goodwill	10,365
Asset retirement obligation	(1,243)
Future income taxes	955
51,563

5.      Nova Scotia offshore term deposits

Under the terms of the licenses referred to in Note 18, the Company has assigned term deposits totalling $14.6 million (2007 - $14.6 million).  Accordingly, this amount has been classified as a non-current asset.  To the extent that the expenditures are not incurred within the period allowed, the Company would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.  The following table summarizes the work commitment and work deposit which would be forfeited in proportion to the amount of work commitment not completed by the expiry date:

License	Work Deposit ($)	Remaining Commitment ($)	Expiry Date
EL 2406	11,032,500	40,962,046	December 31, 2008
EL 2415	3,214,250	12,857,000	December 31, 2008
EL 2416	312,500	1,250,000	December 31, 2008
Total	14,559,250	55,069,046

Recently the Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”) implemented an additional extension program that allows these expiry dates to be extended up to nine years by payment of annual extension fees.  This allows the Company to extend EL 2406 to December 31, 2010, EL 2415 to December 31, 2012 and EL 2416 to December 31, 2012 on a year by year basis if the Company chooses.

6.      Long term portion of lease prepayment

In February 2007, the Company paid a lump payment to acquire new office space with lease payments under the prevailing lease rates. This lump payment is being allocated over the life of the lease with any portions more than a year in advance being classified as a long term asset. As at June 30, 2008 there are 33 months left on the lease with 21 months classified as a long term asset.

7.      Property, plant and equipment, net

	June 30, 2008			December 31, 2007
	Cost	Accumulated DD&A	Net book value	Cost	Accumulated DD&A	Net book value
Oil and Gas
Canada	338,436	135,926	202,510	278,624	117,491	161,133
Trinidad	41,089	--	41,089	24,836	--	24,836
United States	2,801	--	2,801	--	--	--
	382,326	135,926	246,400	303,460	117,491	185,969
Corporate assets	910	752	158	883	698	185
Total PP&E	383,236	136,678	246,558	304,343	118,189	186,154

Canadian Superior Energy Inc.	Q2 2008 FS	Page 5

7.      Property, plant and equipment, net (continued)

The calculation of depletion and depreciation included an estimated $7.5 million (June 30, 2007 - $9.3 million) for future development capital associated with proven undeveloped reserves and excluded $74.1 million (June 30, 2007 - $69.0 million) related to unproved properties and projects under construction or development.  Of the costs excluded $21.5 million (June 30, 2007 - $27.1 million) relates to Western Canada, $8.7 million (June 30, 2007 - $8.7 million) to East Coast Canada, $41.1 million (June 30, 2007 - $33.2 million) to Trinidad and Tobago and $2.8 million (June 30, 2007 – nil) to a liquid natural gas regasification project in the United States (note 15).

The Company is in the process of negotiating the recovery of Trinidad drilling costs relating to drilling problems on the Victory well on “Intrepid” Block 5(c) offshore Trinidad from the operator and owner of the Kan Tan IV semi-submersible drilling rig.

On August 11, 2007, Canadian Superior farmed out a portion of its interest in the “Intrepid” Block 5(c) Production Sharing Contract (“PSC”) offshore Trinidad and Tobago.  The farmee paid US$38.7 million to the Company representing their share of certain capital and administrative costs incurred by Canadian Superior.  This transaction has been recorded as reduction to Trinidad capital and general and administrative costs in 2007 (Note 18).

During the six months ended June 30, 2008, the Company capitalized $3.6 million of general and administrative (“G&A”) expenses (2007 - $4.5 million) related to exploration and development activities.

The Company performed a ceiling test calculation at June 30, 2008 and determined that there was no impairment in the carrying value of the company’s oil and gas assets.

8.      Revolving credit facility

The Company has a $45 million demand revolving credit facility (the "credit facility").  The credit facility is secured by a $100 million first floating charge demand debenture on the assets of the Company and a general security agreement covering all of the assets of the Company.  The credit facility has covenants that require the Company to maintain its working capital ratio at 1:1 or greater, tangible net worth to total liabilities at 1.5:1.0 or greater and tangible net worth at greater than $100 million while the credit facility is outstanding.  The borrowing base of the credit facility is subject to an annual review by the lender.  As at June 30, 2008, the Company had drawn $35.8 million (December 31, 2007 - $17.8 million) against the credit facility at a variable interest rate of prime plus 1.0% (December 31, 2007 – prime plus 1.0%).

9.      Convertible preferred shares

On February 1, 2006, the Company completed a private placement in the amount of US$15.0 million by way of the issuance of Units consisting of 5% US Cumulative Redeemable Convertible Preferred Shares (the "Preferred Shares") and Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US$2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events.  The Company, issued 15,000 Units, each consisting of 10 US$100 Preferred Shares and 1,200,000 Common Share Purchase Warrants. The Warrants comprising part of the Units are exercisable for a period of thirty six months from the date of issue at an exercise price of US $3.00 per Common Share.

Canadian Superior Energy Inc.	Q2 2008 FS	Page 6

9.      Convertible preferred shares (continued)

The following table summarizes the face and carrying value of the liability and equity component of the convertible preferred shares:

	Liability component		Equity component
	Face value	Carrying value	Fair value
Balance, December 31, 2006	17,053	15,472	2,320
Foreign exchange	--	(2,343)	--
Accreted non-cash interest	--	442	--
Balance, December 31, 2007	17,053	13,571	2,320
Foreign exchange	--	402	--
Accreted non-cash interest	--	205	--
Balance, June 30, 2008	17,053	14,178	2,320

10.   Asset retirement obligations

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the property, plant and equipment:

	Six months ended June 30 2008	Twelve months ended December 31 2007
Balance, beginning of period	11,325	9,482
Liabilities settled	(65)	(319)
Liabilities assumed upon acquisition	1,243	--
Liabilities incurred	538	1,352
Accretion expense	482	810
Balance, end of period	13,523	11,325

The following significant assumptions were used to estimate the asset retirement obligation:

	Six months ended June 30 2008	Twelve months ended December 31 2007
Undiscounted cash flows	22,982	19,691
Credit adjusted discount rate (%)	7.60	7.62
Inflation rate (%)	1.50	1.50
Weighted average expected timing of cash flows (years)	17.0	17.5

Canadian Superior Energy Inc.	Q2 2008 FS	Page 7

11.    Future income taxes

The Company's computation of future income tax expense (recovery) is as follows:
	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007
Loss before income taxes	(1,152)	(3,833)	(2,967)	(6,234)
Combined federal and provincial income tax rate (%)	29.4	34.0	29.5	34.0
Computed income reduction	(339)	(1,304)	(875)	(2,120)
Increase (decrease) resulting from:
Stock based compensation	452	249	923	857
Part X11.6	(101)	--	(136)	--
Unrealized losses	78	--	78	--
Tax adjustment – rate change and other	5	(4,965)	33	(7,029)
	95	(6,020)	23	(8,292)

The net future tax liability is comprised of:

	June 30 2008	December 31 2007
Non-capital loss carryforwards	(816)	(817)
Asset retirement obligations	(3,719)	(3,114)
Share issue costs	(1,015)	(1,127)
Net book value of assets in excess of tax basis	29,126	18,537
Foreign exploration expense	(8,767)	(4,413)
Other	(207)	(213)
	14,602	8,853

As at June 30, 2008, the Company had approximately $189.4 million in tax pools and $3.2 million in non-capital losses available for deduction against future taxable income.

Non-capital losses expire as follows:

2008	--
2009	--
2010	--
2011 and thereafter	3,190
3,190

12.   Share capital

 (a)    Authorized

Unlimited number of common shares, no par value.

Unlimited number of preferred shares, no par value.

Canadian Superior Energy Inc.	Q2 2008 FS	Page 8

12.   Share capital (continued)

(b)	Common shares issued

	June 30, 2008		December 31,2007
	Number(#)	Amount($)	Number(#)	Amount($)
Balance, beginning of period	140,312	186,557	131,216	161,964
Issued upon acquisition of Seeker Petroleum	7,652	28,465	--	--
Issued upon the conversion of purchase warrants	--	--	500	1,385
Issued upon the exercise of stock options	818	1,851	1,864	3,518
Issued for preferred share dividend	118	437	259	712
Issued for cash on flow-through shares	--	--	6,473	22,654
Issue costs, net of future tax reduction	--	(3)	--	(889)
Tax benefits renounced on flow-through-shares	--	(6,683)	--	(4,241)
Stock based compensation for exercised options	--	715	--	1,454
Balance, end of the period	148,900	211,339	140,312	186,557

On November 16, 2007, the Company completed a private placement of 6,472,500 flow-through common shares at $3.50 per share for gross proceeds of $22.7 million.

On December 31, 2007, 500,000 warrants were exercised into 500,000 common shares at US$2.50 per share for gross proceeds of US$1.3 million.

On March 26, 2008, the Company issued 7,651,866 common shares as part of the acquisition of Seeker Petroleum.

(c)    Stock options

The Company has a stock option plan for its directors, officers, employees and key consultants.  The exercise price for stock options granted is no less than the quoted market price on the grant date with options vesting in increments over a three year period.  An option’s maximum term is ten years.

	June 30, 2008		December 31,2007
	Number of options(#)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
Balance, beginning of period	15,489	2.27	12,965	2.05
Forfeited	(107)	3.14	(875)	2.45
Exercised	(818)	2.25	(1,864)	1.89
Granted	2,495	3.22	5,263	2.70
Balance, end of the period	17,059	2.39	15,489	2.27

The following table summarizes stock options outstanding under the plan at June 30, 2008:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options(#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.80-1.00	97	2.30	0.81	97	0.81
1.01-1.50	865	4.46	1.24	865	1.24
1.51-2.00	2,676	6.25	1.77	2,676	1.77
2.01-3.00	10,776	7.84	2.45	8,727	2.41
3.01-3.80	2,645	9.37	3.20	878	3.13
0.80-3.80	17,059	7.63	2.39	13,243	2.24

Canadian Superior Energy Inc.	Q2 2008 FS	Page 9

12.   Share capital (continued)

The following table summarizes stock options outstanding under the plan at December 31, 2007:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options(#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.80-1.00	97	2.57	0.81	97	0.81
1.01-1.50	925	4.73	1.30	925	1.30
1.51-2.00	2,892	6.54	1.78	2,736	1.78
2.01-3.00	11,150	8.12	2.45	8,864	2.40
3.01-3.50	425	9.15	3.18	191	3.21
0.80-3.50	15,489	7.63	2.27	12,813	2.19

(d)   Stock based compensation

The Company uses the fair value method to account for its stock based compensation plan.  Under this method, compensation costs are charged over the vesting period for stock options granted to directors, officers, employees and consultants, with a corresponding increase to contributed surplus.

The following table reconciles the Company’s contributed surplus:

	June 30, 2008	December 31,2007
Balance, beginning of period	14,314	11,372
Issuance of stock options	3,130	4,218
Exercise of stock options	(715)	(1,454)
Expiry of warrants	--	178
Balance, end of period	16,729	14,314

The fair value of options granted during the period was estimated based on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

	June 30, 2008	December 31,2007
Risk free interest rate (%)	4.1	4.1
Expected life (years)	5.0	10.0
Expected dividend yield (%)	--	--
Expected volatility (%)	65	41.7
Weighted average fair value of options granted ($)	1.87	1.57

(e)   Employee stock savings plan

The Company has an employee stock savings plan (“ESSP”) in which employees are provided with the opportunity to receive a portion of their salary in common shares, which is then matched on a share for share basis by the Company.  The Company purchased approximately 58,152 shares under the ESSP in the first six months of 2008 (2007 – 47,544).

Canadian Superior Energy Inc.	Q2 2008 FS	Page 10

12.   Share capital (continued)

(f)    Basic and diluted income (loss) per share

The Company used the treasury stock method to calculate net loss per common share.

	Three months ended		Six months ended
		June 30		June 30
	2008	2007	2008	2007
(thousands, except per share amounts)
Weighted average common shares

Basic	148,746	132,443	144,927	131,850
Diluted	148,746	135,460	144,927	135,460

Basic and diluted income (loss) per share	($0.01)	$0.02	($0.02)	$0.02

For the calculation of diluted income (loss) per share the Company excluded the following securities that are anti-dilutive:

	Three months ended		Six months ended
		June 30		June 30
	2008	2007	2008	2007
(thousands)
Stock options	17,059	31	17,059	31
Convertible preferred shares	15,000	15,000	15,000	15,000
Warrants	--	500	--	500

(g)   Equity portion of preferred shares

Warrant equity on preferred shares	351
Conversion equity on preferred shares	1,969
Balance, June 30, 2008 and December 31,2007	2,320

13.   Capital disclosures

The Company manages its capital to ensure that it has the financial capacity, liquidity and flexibility to fund investment in exploration and development of the Company’s onshore and offshore properties.  The Company relies on cash flow from operations, credit facility availability and equity offerings to fund its capital investments.  The Company’s capital objectives are to maintain sufficient undrawn credit capacity to provide liquidity and to ensure that the Company is in compliance with it covenants to ensure availability of credit utilization.  The Company has the ability to change its capital structure by issuing additional debt or equity and through adjustments to its capital programs.

The Company monitors its capital structure by reviewing the ratio of net debt to trailing twelve month cash flow from operations.  Net debt and cash flow from operations are non-GAAP measures which are calculated using the following GAAP measures;

June 30 2008
Cash and short-term investments	1,925
Accounts receivable	66,280
Prepaid expense and deposits	3,196
Accounts payable and accrued liabilities	(60,012)
Revolving credit facility	(35,846)
Fair value of financial instruments	(1,059)
Net Debt	(25,516)

Canadian Superior Energy Inc.	Q2 2008 FS	Page 11

13.   Capital disclosures (continued)

Twelve months ended June 30 2008
Net loss	(15,446)
Depletion, depreciation and accretion	32,693
Stock based compensation	4,827
Share dividends paid on preferred shares	435
Accretion expense on preferred shares	450
Unrealized loss on financial instruments	263
Future income tax expense	2,302
Change in the carrying cost of preferred shares	(592)
Forfeiture of Nova Scotia offshore term deposits	500
Loss on abandonment	105
Asset retirement expenditures	(489)
Cash flow from operations	25,048

Twelve months ended June 30 2008
Net debt	(25,516)
Cash flow from operations	25,048
Net debt to trailing cash flow from operations	1.02:1

For the twelve months ended June 30, 2008, the Company’s net debt to twelve month trailing cash flow from operations was 1.02:1.  The Company targets to have a ratio of 1.5 to 1 or lower on net debt to twelve month trailing cash flow from operations.

14.   Supplemental cash flow information

a)	Changes in non-cash working capital

	Three months ended		Six months ended
		June 30		June 30
	2008	2007	2008	2007

Accounts receivable	53	(5,778)	(29,832)	2,402
Prepaid expenses	(423)	(19)	(625)	(453)
Long term portion of lease prepayment	146	145	291	(1,600)
Accounts payable and accrued liabilities	15,522	7,610	37,782	3,094
Fair value of financial instruments	263	--	1,059	--
Change in non-cash working capital	15,561	1,958	8,675	3,443

Canadian Superior Energy Inc.	Q2 2008 FS	Page 12

14.   Supplemental cash flow information (continued)

The change in non-cash working capital has been allocated to the following activities:

	Three months ended		Six months ended
		June 30		June 30
	2008	2007	2008	2007

Operating	1,711	6,285	(1,599)	4,185
Financing	342	--	506	--
Investing	13,508	(4,327)	9,768	(742)
	15,561	1,958	8,675	3,443

b)    Other cash flow information

	Three months ended		Six months ended
		June 30		June 30
	2008	2007	2008	2007

Interest paid	615	714	1,274	1,271
Taxes paid	--	--	--	--

15.   Related parties transactions

During the six months ended June 30 2008, the Company paid $1.3 million (2007 - $0.8 million), on industry terms, for equipment rentals to a company controlled by an officer and director of Canadian Superior.  Also during 2008, the Company invoiced $0.5 million (2007 - nil), at market rates, to this related party company for payroll services.

On May 20, 2008, Canadian Superior announced its participation in the proposed development of a US$550.0 million liquid natural gas regasification project in US federal waters offshore New Jersey.  The project will be conducted by Excalibur Energy (USA) Inc., which is a 50/50 joint venture between Canadian Superior and a company controlled and owned by certain officers and directors of Canadian Superior and third parties.  Under the terms of the joint venture agreement Canadian Superior will advance the first US$10.0 million of the pre-construction costs for the project.  Joint venture partners may discontinue their participation in the project at any time by assigning its respective interest to the remaining partners without any additional cost or further action required.  During the second quarter of 2008, Canadian Superior incurred US$2.8 million of costs related to this project.  These transactions were incurred under normal industry terms and conditions.

At June 30, 2008, Canadian Superior is carrying a receivable in the amount of US$24.4 million (December 31, 2007 – US$19.7 million) from a company which one of Canadian Superior’s officers and directors is a shareholder and director.  These receivables pertain to transactions for Canadian Superior’s “Intrepid” Block 5(c) project at Trinidad (note 18).  These transactions were incurred under normal industry terms and conditions.  Subsequent to June 30, 2008, Canadian Superior received payment of US$6.0 million from this company.

16.   Financial instruments

Cash, short-term investments and Nova Scotia offshore term deposits are classified as financial assets held for trading and are measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

Accounts receivable are classified as loans and receivables and are initially measured at their fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Accounts payable, accrued liabilities, revolving credit facility and convertible preferred shares are classified as other liabilities and are initially measured at fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Derivatives are classified as held for trading and measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

Canadian Superior Energy Inc.	Q2 2008 FS	Page 13

17.   Risk management

In order to manage the Company’s exposure to commodity price, interest rate and foreign exchange risk, the Company developed a risk management policy.  Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options.  The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

(a)    Credit risk

The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas business under normal industry sale and payment terms and are subject to normal credit risks.  Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.

(b)   Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices and convertible preferred shares are denominated in U.S. dollars. In addition, the Company purchases significant amounts of property, plant and equipment denominated in U.S. dollars for the Company’s Trinidad operations.  At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

(c)    Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges to mitigate interest rate risk at June 30, 2008.

         (d)   Commodity price risk

The Company is exposed to fluctuations in prices for natural gas, crude oil and natural gas liquids, as the majority of the Company's production is currently sold at spot prices that are subject to volatile trading activity.  Commodity prices fluctuate in response to, among other things, domestic and foreign supply and demand, import and export balances, government regulations, weather, and fluctuations in the availability and price of other replacement energy sources.  A significant drop in commodity prices could materially impact the Company's petroleum and natural gas sales, the volume of production it could produce economically, require downward adjustments to proved reserves and could materially impact the Company's financial condition.  In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.  At June 30, 2008, the following commodity price risk contract was in place:

Term	Contract	Volume (GJs/d)	Fixed price	Unrealized loss at June 30, 2008
Feb 1, 2008 – October 31, 2008	Swap	2,000	$7.05	($1,059)

The estimated fair value of this contract was determined based on estimates from a third party broker.

Canadian Superior Energy Inc.	Q2 2008 FS	Page 14

18.   Contingencies and commitments

a)      Nova Scotia

Since 2000, the Company has acquired several exploration licenses from the CNSOPB.  Each of these licenses is for a specific period of nine years, subject to certain requirements being met during the first five years or six years.  As a condition of the licenses, the Company is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures.  The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security drilling deposit in an amount of $250,000. Recently the CNSOPB implemented an additional extension program that allows the six year period to be further extended up to nine years by payment of annual extension fees.  As of June 30, 2008, as a result of the Company incurring certain expenditures and drilling two exploration wells, the Company had fully fulfilled its work expenditures on two of the exploration licenses, allowed three licenses to return to the Crown, extended one license and held the remaining two under the regular licensing process.  At June 30, 2008, the Company’s owned 100% of five exploration licenses that have aggregate work expenditure outstanding of $55.1 million and $14.6 million in term deposits assigned to the Canadian Receiver General through the CNSOPB (Note 5).

b)      Trinidad and Tobago

The Company is committed to drill three exploration wells on its “Intrepid” Block 5(c) under its Block 5(c) Production Sharing Contract (“PSC”) with the Government of Trinidad and Tobago funded in part by a related party participating on a promoted basis, paying 1/3 of Canadian Superior’s Block 5(c) exploration program, plus other considerations, to obtain 25% of Canadian Superior’s net revenue share from this block; and, also by a non-related party paying approximately 40% of the exploration cost, plus other considerations, for a 30% interest in the Block 5(c) PSC.  The Company has contracted the Kan Tan IV Semi-Submersible Drilling Rig for a three well commitment on the Company’s Trinidad and Tobago “Intrepid” Block 5 (c).  The Company has completed the drilling of the first and second well of the three well program.  The Company estimates that the gross costs to drill the third well to be in the range of US$75.0 million to US$85.0 million.

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result is committed to conducting 3D seismic and to drill two exploration wells on the MG block in a joint venture with the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”).  The first well has to be drilled to a depth of 3,000 meters by January 2010 and the second to a depth of 1,800 meters by July 2010. The Company estimates that its share of the cost of these wells to be in the range of US$15.0 million per well, with the 3D seismic program to be completed in 2008 or early 2009 at a net cost to the Company of approximately US$20.0 million.

c)      Flow-through shares

At June 30, 2008, the Company had yet to incur approximately $17.2 million of Canadian exploration expenses which were renounced for tax purposes.  These expenses must be incurred by December 31, 2008.

d)      Litigation and claims

The Company is involved in various claims and litigation arising in the ordinary course of business.  In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position.  The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

e)      Office leases

During the three months ended June 30, 2008, the Company entered into two new office space leases.   At June 30, 2008, the Company is committed to future payments for these office leases of approximately $6.9 million.

Canadian Superior Energy Inc.	Q2 2008 FS	Page 15